Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

7.125% SERIES A CUMULATIVE TERM PREFERRED STOCK

OF

GLADSTONE INVESTMENT CORPORATION

Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware

Gladstone Investment Corporation (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, certifies as follows:

1.                  Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority granted in the Corporation’s Amended and Restated Certificate of Incorporation (the “Charter”), the Corporation duly adopted, authorized and designated 1,600,000 shares of 7.125% Series A Cumulative Term Preferred Stock, par value $.001 per share (the “Series A Term Preferred Stock”), as evidenced by the Certificate of Designation of 7.125% Series A Cumulative Term Preferred Stock of Gladstone Investment Corporation and Certificate of Amendment to Certificate of Designation of Series A Cumulative Term Preferred Stock (collectively the “Series A Certificate of Designation”) filed with the Secretary of State of the State of Delaware on February 29, 2012 and August 3, 2015, respectively.

2.                  Pursuant to the provisions of Section 151(g) of the DGCL, the Board of Directors of the Company adopted the following resolutions:

RESOLVED: That no shares of Series A Term Preferred Stock are outstanding and none will be issued pursuant to the Series A Certificate of Designation.

RESOLVED FURTHER: That the officers of the Corporation be, and each of them individually hereby is, authorized and directed in the name and on behalf of the Corporation to prepare and file a Certificate of Elimination (the “Certificate of Elimination”) setting forth a copy of these resolutions whereupon all matters set forth in the Series A Certificate of Designation shall be eliminated from the Corporation’s Charter and the shares of the Series A Term Preferred Stock shall resume the status of authorized and unissued shares of preferred stock of the Corporation without designation as to series.

RESOLVED FURTHER; that the officers of the Corporation be, and each of them individually hereby is, authorized and directed in the name and on behalf of the Corporation to take all other actions and to execute and deliver such other documents, in addition to those set forth in the foregoing resolutions, as they may deem necessary or advisable in order to effect the purposes of the foregoing resolutions, and that all such actions heretofore so taken be, and they hereby are, in all respects ratified, confirmed and approved.

3.                  In accordance with Section 151(g) of the DGCL, the shares that were designated as Series A Term Preferred Stock are hereby returned to the status of authorized but unissued shares of the Preferred Stock of the Company, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed by its duly authorized officer as of this 11th day of January, 2017.

GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Gladstone
David Gladstone
Chairman and CEO